RUSSEL METALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2004

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries (Russel Metals or the Company) provides information to assist the reader and should be read in conjunction with the Interim Consolidated Financial Statements for the quarter and nine months ended September 30, 2004 and 2003, including the notes thereto, and the Management's Discussion and Analysis and the audited Consolidated Financial Statements for the year ended December 31, 2003, including the notes thereto, contained in the Company's fiscal 2003 annual report.  In the opinion of management such interim information contains all adjustments necessary for a fair presentation of the results for such periods.  The results of operations for the periods shown are not necessarily indicative of what the Company's results will be for the full year.  Statements contained in this document that relate to Russel Metals' beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements.  Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals' operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements.  All dollar references in this report are in Canadian dollars unless otherwise stated.

This management's discussion and analysis includes a number of measures that are not defined by generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other companies.  The Company believes these measures are commonly employed to measure performance in industry and are used by analysts, investors, lenders and other interested parties to evaluate financial performance, and the ability of the Company to incur and service debt to support the Company's business activities.

The measures used by the Company are specifically defined where they are first used in this management's discussion and analysis but generally the Company adjusts earnings measures to exclude, net of tax, foreign exchange gains or losses, restructuring costs related to the rationalization of acquisitions, debt restructuring costs and discontinued operations.  The Company has completed several acquisitions in the last three years, which have resulted in restructuring costs for the Russel Metals branches closed.  These costs have been excluded because they do not impact the ongoing profitability of the Company.

While the non-GAAP measures are helpful supplemental information they should not be considered in isolation as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented under generally accepted accounting principles.

Overview

Russel Metals is one of the largest metal distribution companies in North America based on revenues and tons sold.  The Company conducts business primarily in three metals distribution business segments: service centers; energy tubular products; and steel import/export.

The unprecedented rate of increase in the price of steel caused by world wide capacity constraints, the healthy demand of our customers and our acquisition of Acier Leroux in 2003 have been the most significant factors in the Company's results for the first three quarters of 2004.  These factors contributed to net earnings per share of $2.77 for the nine months ended September 30, 2004.

During the first quarter of 2004, the long-term debt of the Company was completely refinanced at significantly lower interest rates, fixed for ten years.  The capital structure was solidified with the redemption of the Company's preferred shares and the issue of 5,750,000 common shares at gross proceeds of $9.00 per share.

Continued steel price strength during the third quarter contributed to net earnings per share of $1.18 for the quarter. The increase in the price of steel also impacted the Company's balance sheet with significant increases in accounts receivable and inventory, which is discussed in more detail below in the liquidity section.

Results of Operations

The following table provides segment operating profits from continuing operations, which excludes interest expense and restructuring costs.  The corporate expenses included are not allocated to specific operating segments.  The gross margins (revenue minus cost of sales) as a percentage of revenues for the operating segments are also shown.  The table shows the segments as they are reported to management and they are consistent with the segmented reporting in the Interim Consolidated Financial Statements.

	Quarters Ended September 30,			Nine Months Ended September 30,

			2004			2004
			Change			Change
(in thousands of dollars,			as a %			as a %
except percentages)	2004	2003	of 2003	2004	2003	of 2003

Segment Revenues
Service center	$ 427,684	$ 249,794	71%	$ 1,173,788	$ 636,352	85%
Energy tubular products	111,992	76,699	46%	286,733	231,640	24%
Steel import/export	153,870	61,917	149%	339,425	222,184	53%
Other	4,210	4,080	3%	10,360	9,091	14%

	$ 697,756	$ 392,490	78%	$ 1,810,306	$ 1,099,267	65%

Segment Operating Profits
Service center	$ 63,319	$ 10,868	483%	$ 167,549	$ 24,388	587%
Energy tubular products	14,505	3,506	314%	30,952	9,159	238%
Steel import/export	24,424	3,059	698%	62,045	9,192	575%
Other	1,745	1,696	3%	3,051	2,086	46%
Corporate expenses	(4,118)	(1,939)	(112%)	(13,345)	(6,526)	(105%)

Operating profits from continuing operations	$ 99,875	$ 17,190	481%	$ 250,252	$ 38,299	553%

Segment Gross Margins
as a % of Revenues
Service center	30.7%	26.0%		32.2%	26.0%
Energy tubular products	20.4%	12.0%		18.4%	11.0%
Steel import/export	20.3%	10.7%		25.7%	9.9%
Total	27.0%	21.3%		29.0%	19.9%

Segment Operating Profits
as a % of Revenues
Service center	14.8%	4.4%		14.3%	3.8%
Energy tubular products	13.0%	4.6%		10.8%	4.0%
Steel import/export	15.9%	4.9%		18.3%	4.1%

Total	14.3%	4.4%		13.8%	3.5%

Service Center

a)          Description of operations

The Company provides processing and distribution services to a broad base of more than 18,000 end users through a network of 58 Canadian locations.  In addition, the Company has 4 U.S. locations.  The Company's network of service centers carries a broad line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from steel producers in North America and processes and packages them in accordance with end user specifications. The Company services all major geographic regions of Canada and the Midwest region of the United States.  Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth, Acier Leroux, Acier Loubier, Ennisteel, Leroux Steel, McCabe Steel, Russel Leroux, Poutrelles Delta and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel located near Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International.  The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products from its facility in Ohio.

On July 3, 2003, the Company completed its acquisition of Acier Leroux inc.  Acier Leroux was a publicly traded company with sales of approximately $471 million for the year prior to the acquisition date.  Sales from Acier Leroux's Canadian operations for such period were approximately $401 million.  The balance of the revenue was from its U.S. operations, which the Company discontinued effective at acquisition.  During the second quarter of 2004, the Company finalized the purchase price equation resulting in goodwill of $7.8 million.

The Russel Metals service center results for 2003 include Acier Leroux results from the period from July 3, 2003.  The U.S. operation, which consists of one location which the Company sold in the third quarter of 2004, are reported as discontinued operations and thus are not included in the service center segment.

b)          Factors affecting results

The following is a general discussion of the significant factors affecting service center results.  More specific information on how these factors impacted the first nine months of 2004 and 2003 is found in the sections that follow.

Steel pricing fluctuates significantly throughout the business cycle.  Steel prices are influenced by overall demand, trade sanctions and by product availability.  Supply side management practiced by steel producers in North America, and international supply and demand which impacts steel imports affects product availability.  Trade sanctions are initiated either by steel mills or governmental agencies in North America, and less directly worldwide.  Over the last several years steel prices have been extremely volatile.

Demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets serviced.  The Company is most impacted by the manufacturing, resource and construction segments of the Canadian economy.  Demand has been very stable over the last several years.

Canadian steel service centers, which represent a large portion of the service center segment operations, are particularly affected by regional general economic conditions.  The Company has operations in all regions of Canada and believes that it has a national market share of approximately 24%.  This large market share and our diverse customer base of approximately 18,000 customers mean the Company's results should mirror the performance of the regional economies.

c)          Service center segment results -- Three Months Ended
             September 30, 2004 compared to Three Months Ended
             September 30, 2003

Revenue for the third quarter of 2004 increased $178 million due mainly to the increased price of steel and continuing demand for products from our customers.  The 2003 results include the operations of Acier Leroux for the period from July 3, 2003 to September 9, 2003. The additional three weeks were reported in the fourth quarter of 2003. A small percentage of the revenue and operating profit increase in this quarter relates to this.

In January 2004, steel mills initiated raw material surcharges due to the sharp price increases in scrap metal and other input costs that have caused the price of steel to increase substantially.  These charges, which are being applied to all of the service center carbon steel products, increased from approximately $25 to $30 per ton in January 2004 to an original peak of approximately $140 per ton on average in April 2004.  Although surcharges came down from April 2004 to July 2004, prices did not drop as a number of the mills increased the base price of steel by at least the amount of the drop in the surcharge. The surcharge increased again with a new high of approximately $190 per ton in September 2004. Based on the Company's mix of products, the average cost of metal received, including surcharges, has increased approximately 17% from June 2004 to September 2004.

The service center segment has the centralized information systems necessary to manage change in the volatile steel sector.  Its focus is on inventory management and gross margin generation.  Rising steel prices create inventory-holding gains, as demonstrated in the first three quarters of 2004, and declining prices result in inventory holding losses.  The Company uses average cost for inventory.  The Company has estimated that its operating profit for the third quarter of 2004 includes a before tax inventory holding gain of approximately $16 million.  This amount is an estimate based on the best information available to the Company.  The Company is unable to quantify with precision these inventory holding gains or losses due to the complexity of its over 60 service center locations, which buy and sell over 14,000 different SKU's.

The Company estimates that the average selling price per ton, for its product mix in the service center segment, has increased approximately 56.3% for the third quarter of 2004 compared to the third quarter of 2003. The increase in average selling price for the third quarter of 2004 versus the second quarter of 2004 is approximately 12% and is consistent with the increase in the cost of metal.  The Company's average cost of inventory on hand has increased approximately 17% from June 30, 2004 to September 30, 2004.

For 2003 and the nine months of 2004, demand, based on tons sold, excluding the Acier Leroux acquisition, has been surprisingly stable given the increase in selling price and the stronger Canadian dollar.

The change in the Canadian dollar versus the U.S. dollar is not a significant factor in the service center results as the value of sales in U.S. dollars is not significant and inventory is purchased for the Canadian operations from Canadian or U.S. suppliers based on a landed cost at the location in Canada.  The Company has not noticed a material impact on the purchasing decisions of its customers as a result of the stronger Canadian dollar, which should have made Canadian manufactured products less competitive.

Operating expenses in the service center segment have increased significantly primarily as a result of the Acier Leroux acquisition.  In addition, the Company has a pay for performance program, which covers a large portion of the employees.  Provisions for incentive payouts, based on the higher level of profits, have increased operating expenses. Operating expenses as a percentage of revenues have improved as a result of the higher revenues.

Service center operating profits in the third quarter of 2004 increased $52.4 million or 483% compared to the third quarter of 2003 related to the gross margin improvement.

d)          Service center segment results -- Nine Months Ended
             September 30, 2004 compared to Nine Months Ended
             September 30, 2003

Revenue for the nine months ended September 30, 2004 increased $537 million due to the acquisition of Acier Leroux and the increased price of steel compared to the nine months ended September 30, 2003.  The Company has fully merged the operations of Acier Leroux with that of its own and thus the impact of the acquisition on revenues can only be estimated. The Company estimates, before giving effect to the impact of increases in steel prices, that approximately 34% of the revenue increase for the nine months ended September 30, 2004 related to the acquisition of Acier Leroux. Gross margin percentages and segment operating profits as a percentage of revenue for the Acier Leroux operations are similar to that of the service center segment and have increased similar to that of the Russel Metals operations.  Increase in selling prices account for the balance of the increase in revenue in the nine months ended September 30, 2004.

The Company has estimated that its operating profit for the nine months ended September 30, 2004 included a before tax inventory holding gain of approximately $63 million compared to the nine months ended September 30, 2003.  This amount is an estimate based on the best information available to the Company.

The Company estimates that the average selling price per ton, for its product mix in the service center segment, has increased approximately 37% for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003.

Based on a comparison of inventory at September 30, 2004 to inventory at December 31, 2003, the average cost per ton of inventory has increased approximately 49%.  Based on announced steel prices for raw material surcharges and the base price of steel for the remainder of 2004, the Company anticipates cost of inventory purchases to remain at the levels experienced in September 2004.

The Company cautions readers that the recent trend of large increases in the price of steel has the potential to end with a sudden drop in prices.  The Company may incur material inventory holding losses or inventory write-downs to estimated market value if the decline is rapid and steep.  At this time, the Company has neither an indication when a decline could occur nor how sharp the decline could be.  The Company believes its conservative inventory management approach will enable it to minimize the impact of a swift price decline.  The price increases have resulted in improved operating results for all regions of Canada and United States and a drop in selling price will similarly impact all of the service center operations.

The average revenue per invoice for the nine months ended September 30, 2004 was approximately $2,059 compared to the average for the 2003 year of approximately $989.  A significant portion of service center operating expense per order is fixed, and thus operating expense as a percentage of revenue improves with higher revenues per order.

Service center operating profits in the nine months ended September 30, 2004 increased $143 million or 587% compared to the nine months ended September 30, 2003.

Energy Tubular Products

a)          Description of operations

These operations distribute oil country tubular goods (OCTG), line pipe, tubes, valves and fittings, primarily to the energy industry in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations. Russel Metals purchases these products either from the pipe processing arms of North American steel mills, independent manufacturers of pipe and pipe accessories or international steel mills. The energy tubular products segment operates under the names Comco Pipe and Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

b)          Factors affecting results

The following is a general discussion of the factors affecting our energy tubular products segment operations. More specific information on how these factors impacted the first nine months of 2004 and 2003 is found in the sections that follow.

Oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada, significantly affect demand.  Oil and gas pricing has been relatively high for the period from 2001 to September 2004.  The drilling activity rose to levels commensurate with this pricing during the second half of 2003 and has continued to September 2004.

Canadian operations are affected by the U.S. dollar exchange rate since some products are sourced outside Canada and are priced in U.S. dollars.  The positive effect of the appreciation of the Canadian dollar was offset by rising metal prices.

Pricing is influenced by overall demand, trade sanctions and by product availability.  Trade sanctions are initiated either by steel mills or Governmental Agencies in North America.  Trade sanctions have not been a factor for pipe products in the last three years.

c)          Energy tubular products segment results -- Three Months Ended
             September 30, 2004 compared to Three Months Ended
             September 30, 2003

Operating profits increased by $11.0 million or 314% in the third quarter of 2004, compared to the third quarter of 2003 due to higher volumes in the OCTG operations mainly in the Western United States and higher metal prices at all energy operations resulting in the realization of some inventory holding gains.  The segment gross margins as a percentage of revenues were 20.4% for the quarter ended September 30, 2004 compared to 12.0% for the three months ended September 30, 2003.

d)          Energy tubular products segment results -- Nine Months Ended
             September 30, 2004 compared to Nine Months Ended
             September 30, 2003

Revenues increased 24% in the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003.  Stable oil and gas pricing and more rig activity during the nine months to September 30, 2004 compared to the nine months to September 30, 2003 have resulted in some volume increases for the OCTG operations in Western Canada and the Western United States.  The early spring thaw tempered this activity somewhat in the months of March and April 2004.

Operating profits increased by $21.8 million or 238% in the nine months ended September 30, 2004, compared to the nine months ended September 30, 2003.  The increase is due to higher volumes in the OCTG operations and higher metal prices resulting in the realization of some inventory holding gains.

Steel Import/Export

a)          Description of operations

Russel Metals' steel import/export business primarily imports foreign steel products into Canada and the United States.  It also exports steel from Canada and the United States.  The international presence provides the Company's other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by the import/export operations are structural beam, plate, coils, pipe and tubing.  The operations in this sector are Wirth Steel and the Sunbelt Group.

b)          Factors affecting results

This section discusses the general factors affecting our import/export operations.  More specific information on how these factors impacted the first nine months of 2004 and 2003 is found in the sections that follow.

Steel pricing is influenced by overall demand, trade sanctions and by product availability both domestically and worldwide.  Trade sanctions are initiated either by steel mills or Governmental Agencies in North America.  Mill capacity by product line in North America and international supply and demand, impacts steel imports and significantly affects product availability.

Movement in the U.S. dollar affects the Canadian import/export operations since purchases of inventory are mainly in U.S. dollars.  The effect of the strengthening of the Canadian dollar was offset by rising metal prices.

c)          Steel import/export results -- Three Months Ended
             September 30, 2004 compared to Three Months Ended
             September 30, 2003

The increase in revenues of 149% in the third quarter of 2004 compared to the third quarter of 2003 is mainly related to increased selling prices and demand for import product due to lack of availability of certain products in North America. The import operations continue to realize selling prices above average due to continuous price increases for the products during the year.  The gross margin achieved in the quarter continues to be higher than the Company has previously experienced in the import operations due to the rapid increase in the price of steel in North America and tight supply of certain products, however, it has declined from the first two quarters.

Operating expenses have increased due to expenses related to highly variable compensation plans that are affected by operating profits.

d)          Steel import/export results -- Nine Months Ended
             September 30, 2004 compared to Nine Months Ended
             September 30, 2003

Steel import/export revenues increased 53% in the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 due mainly to higher selling prices and demand.  In the first quarter of 2004, volumes were negatively impacted by a lack of supply into North America due to high demand in the Far East and the lower U.S. dollar compared to other currencies.  The import operations have realized significant inventory holding gains on inventory on hand and inventory ordered prior to the January 2004 raw material surcharge added by the North American mills. The gross margins as a percent of revenues, at 25.7% for the nine months ended September 30, 2004, is above historical levels seen by the Company.

Operating expenses have increased due to expenses related to highly variable compensation plans that are affected by operating profits.

Other -- Nine Months Ended September 30, 2004 compared to
Nine Months Ended September 30, 2003

Other revenue and income represents the results of the Company's coal handling terminal in Thunder Bay.  Revenue for the nine months ended September 30, 2004 was higher than the same period in 2003 due to a favorable product mix.  The higher volumes resulted in operating profit of $3.1 million compared to $2.1 million in 2003.

Corporate -- Nine Months Ended September 30, 2004 compared to
Nine Months Ended September 30, 2003

The majority of the corporate expense increase reflects accruals for corporate incentive plans and the expensing of stock options.  The Company has also started to address the Sarbanes-Oxley and OSC regulation internal control certification requirements, which will result in increased corporate audit and consultant expenses during the next several quarters.

Consolidated Results -- Three Months and Nine Months Ended September 30, 2004
compared to Three Months and Nine Months Ended September 30, 2003

The following table discloses earnings from continuing operations net of income taxes, other costs net of income taxes and discontinued operations net of income taxes.  Earnings per common share are disclosed to assist the reader in determining results from ongoing operations.

	Quarters Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of dollars, except per share data)	2004	2003	2004	2003

Operating profits from continuing operations	$ 99,875	$ 17,190	$ 250,252	$ 38,299
Interest expense	(4,912)	(6,463)	(15,828)	(16,438)
Income tax expense on above	(35,730)	(4,202)	(88,058)	(8,494)

Earnings from continuing operations before other costs	59,233	6,525	146,366	13,367

Other costs
Restructuring costs	(1,598)	(3,597)	(2,950)	(3,597)
Debt redemption costs	-	-	(13,172)	-
Foreign exchange gain	-	-	-	348
Income taxes recoverable on other costs	575	1,331	4,647	1,202

	(1,023)	(2,266)	(11,475)	(2,047)

Earnings from continuing operations	58,210	4,259	134,891	11,320

Gain (loss) from discontinued operations	395	(652)	(575)	(652)

Net earnings	$ 58,605	$ 3,607	$ 134,316	$ 10,668

Basic earnings per common share from
continuing operations before other costs	$ 1.19	$ 0.14	$ 3.02	$ 0.30

Basic earnings per common share from
continuing operations	$ 1.17	$ 0.09	$ 2.78	$ 0.25

Basic earnings per common share
after discontinued operations	$ 1.18	$ 0.07	$ 2.77	$ 0.23

Operating profits from continuing operations before other costs were $99.9 million in the third quarter of 2004, compared to $17.2 million for the third quarter of 2003.  Operating profits from continuing operations before other costs were $250.3 million for the nine months ended September 30, 2004, compared to $38.3 million for the nine months ended September 30, 2003.  The sharp increase in metal prices, resulting in inventory holding gains, was the most significant contributor to this increase.

Interest Expense and Debt Redemption Costs

During the first quarter of 2004, the Company restructured its long-term debt at rates that significantly reduce the interest costs for future periods.

The Company issued US$175 million of 6.375% Senior Notes due March 1, 2014.  As of June 1, 2004 all other long-term debt was redeemed.

The Company also entered into fixed interest cross currency swaps on US$100 million of the 6.375% Senior Notes to eliminate the future exchange exposure on the unhedged US$100 million of the 6.375% Senior Notes.

After completing the redemption of the remaining 10% Senior Notes on June 1, 2004, the Company estimates its quarterly interest cost of long-term debt to be $3.9 million.  This interest expense includes a 60% component, which has been fixed in Canadian dollar terms by the swap, and a 40% component that will float with the average exchange rate in the quarter.  The $3.9 million estimate is based on an average exchange rate of $1.32 per US$1.00.  The currency swaps result in an interest cost of $0.3 million per quarter, which is included in the estimated interest expense of $3.9 million

The following table shows the components of interest expense.

	Quarters Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of dollars)	2004	2003	2004	2003

Interest on long-term debt
6.375% Senior Notes	$ 4,074	$ -	$ 9,699	$ -
10% Senior Notes	-	3,979	2,936	12,573
8% Convertible Debentures	-	604	557	1,796

	4,074	4,583	13,192	14,369
Other interest	838	1,880	2,636	2,069

Total interest	$ 4,912	$ 6,463	$ 15,828	$ 16,438

On February 23, 2004, the Company redeemed US$95.5 million of its 10% Senior Notes at $1,072.50 per $1,000 unit.  The $72.50 per unit premium as well as the deferred costs related to the debt redeemed resulted in a charge of $11.3 million in the first quarter of 2004.

The remaining US$20.1 million of 10% Senior Notes was redeemed on June 1, 2004 at $1,050 per $1,000 unit.  The $50.00 per unit premium and the remaining deferred costs resulted in a charge of $1.9 million in the second quarter of 2004.

Restructuring Costs

The rationalization of duplicate Acier Leroux and Russel Metals operations in Eastern Canada has impacted certain Russel Metals locations.  Russel Metals' locations are incurring restructuring costs related to plant closures, employee severances and inventory moves.  Generally accepted accounting principles in Canada and the U.S. require that these charges be included in the income statement in the period that they occur.  Rationalization costs related to the Acier Leroux facilities have been included in goodwill.  During the third quarter of 2004, the Company recorded a charge of $1.6 million related to restructuring at the Russel Metals Ontario locations.  The Company anticipates restructuring charges or income will continue to be reported in subsequent quarters related to the restructuring of the Ontario region of Russel Metals not completed at September 30, 2004, operating costs related to facilities held for sale and a potential gain on the sale of assets held for sale.  The Maritimes and Quebec restructuring is substantially completed.

In the third quarter of 2003 the Company recorded a restructuring charge of $3.6 million mainly related to the announced closure of its Lachine, Quebec location, which was closed at the end of 2003.

Income Tax

Income taxes for the third quarter of 2004 were $35.2 million compared to $2.9 million in the third quarter of 2003 due to higher earnings and for the nine months ended September 30, 2004 were $83.4 million compared to $7.3 million for the same period due to higher earnings.

The income tax rate of 38.2% for the nine months ended September 30, 2004 was higher than the average combined statutory rate.  The income tax rate on earnings from continuing operations was 37.6%, which is in line with the average combined statutory rate.  The tax recovery on other costs was at a rate of 28.8% due to the non-deductibility for tax purposes of certain items.

Earnings

Earnings from continuing operations for the third quarter of 2004 were $58.2 million compared to $4.3 million for the third quarter of 2003.  Basic earnings per common share from continuing operations for the third quarter of 2004 were $1.17 compared to $0.09 for the third quarter of 2003.

Net earnings from discontinued operations were $395,000 for the third quarter of 2004 and a net loss of $575,000 for the first nine months in 2004.

During the second quarter of 2004, the Company recorded a provision of $952,000 net of income taxes related to lease obligations under a long-term lease from an operation discontinued in 1995.  The property has been vacant for the last year and the Company has been unsuccessful in finding a new tenant; thus, the provision previously provided under discontinued operations is not sufficient to cover the remaining lease obligations.  The U.S. operations of Acier Leroux made $395,000 in the quarter and $377,000 year to date.  Russel Metals announced it would discontinue the U.S. operations of Acier Leroux at the time the Company made its offer to purchase Acier Leroux.  The Company sold the operation in Plattsburgh, New York in the third quarter of 2004.

The weighted average number of common shares outstanding for the third quarter of 2004 was 49,584,030 compared to 41,659,794 for the third quarter of 2003.  The weighted average number of common shares outstanding for the nine months ended September 30, 2004 was 48,273,720 compared to 39,309,965 for the nine months ended September 30, 2003.  The increase relates to the issue of 3,546,874 common shares on the acquisition of Acier Leroux in July 2003, the public offering of 5,750,000 common shares in February 2004 and employee stock options exercised during 2003 and 2004.  The number of common shares outstanding at September 30, 2004 was 49,832,459.

EBITDA and Adjusted EBITDA

The following table shows the reconciliation of GAAP earnings from continuing operations to EBITDA and Adjusted EBITDA:

	Quarters Ended		Twelve Months
	September 30,		Ended September 30,
(in thousands of dollars)	2004	2003	2004	2003

Earnings from continuing operations	$ 58,210	$ 4,259	$ 142,858	$ 17,960
Income taxes	35,155	2,871	89,418	11,430
Interest expense-net	4,912	6,463	22,190	21,623

Earnings before interest and income taxes (EBIT)	98,277	13,593	254,466	51,013
Depreciation and amortization	4,493	4,292	19,082	15,270

Earnings before interest, income taxes, depreciation and amortization (EBITDA)	102,770	17,885	273,548	66,283
Debt redemption costs	-	-	13,172	-
Restructuring costs	1,598	3,597	2,936	6,346
Goodwill impairment	-	-	2,410	-
Foreign exchange gain	-	-	-	(541)

Adjusted EBITDA	$ 104,368	$ 21,482	$ 292,066	$ 72,088

Management believes that EBITDA and Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements.  The items excluded in determining EBITDA and Adjusted EBITDA are significant in assessing our operating results and liquidity.  Therefore, EBITDA and Adjusted EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with Canadian GAAP.

Adjusted EBITDA to Interest Expense Ratio

	Quarters		Twelve Months
	Ended September 30,		Ended September 30,

(in thousands of dollars, except ratios)	2004	2003	2004	2003

EBITDA	$ 102,770	$ 17,885	$ 273,548	$ 66,283
Adjusted EBITDA	104,368	21,482	292,066	72,088
Interest expense	4,912	6,463	22,190	21,623
EBITDA to interest expense	20.9x	2.8x	12.3x	3.1x
Adjusted EBITDA to interest expense	21.2x	3.3x	13.2x	3.3x

The EBITDA and the Adjusted EBITDA to interest expense ratios are provided to assist readers in determining the ability of Russel Metals to generate cash from operations to cover its financial charges, income taxes and items not considered to be in the ordinary course of business.

Accounting Policies and Estimates

a)           Change in Accounting Policies

During the first quarter of 2004, the Company adopted the following policies:

The Company adopted the new accounting guideline, AcG-13, Hedging Relationships.  This guideline sets out the requirements for the identification, designation, documentation and assessment of effectiveness of hedging relationships for the purpose of applying hedge accounting.  The Company has applied this standard to the fixed interest cross currency swaps entered into on February 20, 2004 in order to hedge the last US$100 million of its US$175 million Senior Notes.  In addition, this standard has been applied to the Company's other hedging relationships.  The Company chose to purchase fixed, fixed cross currency swaps to reduce its exposure to foreign exchange fluctuations in the income statement.  The adoption of this standard allows the Company to show the swaps on the balance sheet.

The Company prospectively adopted the new CICA Handbook section 1100, Generally Accepted Accounting Principles.  This standard establishes what constitutes Canadian generally accepted accounting principals and provides guidance on the GAAP hierarchy.  The Company will follow the Canadian pronouncements for accounting treatment and if nothing has been released on a specified area will follow information published in the U.S. standards if applicable.

The Company adopted the new CICA Handbook section 3110, Asset Retirement Obligations.  This standard establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement cost.  The Company has certain significant asset retirement obligations relating to its land lease for its Thunder Bay Terminal operations.  The landlord has the option to retain the facilities or to require the Company to remove them.  The Company has determined the probability-weighted cost of removal, as required by the standard, is not material.

b)           Other

The preparation of the Company's financial statements requires management to make estimates and judgements that affect the reported amounts.  On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, inventory obsolescence, useful lives of fixed assets, income taxes, restructuring costs, pensions and other post-retirement benefits, environmental obligations, contingencies and litigation.  The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The Company's most significant assets consist of accounts receivable and inventory.  The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  The Company reviews its inventory for obsolescence and to ensure that the cost of inventory is not in excess of the estimated market value.  Inventory reserves or write-downs are recorded, if required.

Capital Expenditures

Capital expenditures in the nine months ended September 30, 2004 were $18.5 million compared to $20.0 million in the nine months ended September 30, 2003.  Approximately $7.6 million of these expenditures in 2004 were for the completion of the new B&T Steel facility and the restructuring of facilities related to the Russel Metals and Acier Leroux merger.  The remaining capital expenditures have been lower than traditional spending levels.

Russel Metals' normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of its operations and upgrades to its existing facilities and computer systems.  The Company's policy is for capital expenditures to be at levels similar to depreciation expense over a period of years.

Depreciation expense was $13.1 million in the nine months ended September 30, 2004 and $10.6 million in the nine months ended September 30, 2003.  The increase in depreciation relates to the depreciation on the assets of Acier Leroux and the new B&T Steel facility opened in the first quarter of 2004.

Liquidity

Russel Metals stresses working capital management to ensure working capital is minimized and leverage reduced over the economic cycle.

The metals distribution business experiences significant swings in cash flow to fund working capital.  Inventory and accounts receivable represent on average over 70% of the total assets employed by the Company and vary with the cycle.  At September 30, 2004, they represented 80% of total assets. The existing bank credit facilities are used to fund the growth in working capital caused by demand or steel price increases, which require higher inventory and accounts receivable levels to support the higher activity levels.  Based on the Company's recent experience, a $100 million increase in revenues would require approximately $30 million of net working capital to support the higher activity levels.  The increased price of steel during the nine months ended September 30, 2004 resulted in a utilization of non-cash working capital of $86.5 million on an annualized revenue increase of approximately $400 million.  We anticipate a further use of non-cash working capital as we replace the inventory with higher priced steel.  In addition, the Company anticipates payments in the first quarter of 2005 of approximately $90 million for income taxes and bonuses, which are included in non-cash working capital at September 30, 2004.  When demand weakens, or the price of steel declines, cash is generated from the reduction of inventory and lower levels of accounts receivable.  This cash is used to reduce the borrowings under the bank credit facilities.

The balances disclosed in the consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable, accounts payable and income tax balances of the U.S. operations.

The Company monitors its inventory turns to ensure it reduces inventory as demand declines.  The turns improve as demand and pricing increases.  The increase in inventory costs and the higher level of inventory on hand in the import/export operations resulted in a $103.9 million use of cash for inventory purchases in the third quarter of 2004. Turns and tons on hand have stayed relatively constant in the service center segment. The decline in turns in the import/export sector relates to higher inventory levels at the end of September 2004 to service the current demand.  Inventory levels are being closely managed in anticipation of any price declines.

	Quarters Ended,

Inventory Turns	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2004	2004	2004	2003	2003

Service center	4.7	5.0	4.6	4.0	4.3
Energy tubular products	3.7	3.0	4.4	3.1	4.1
Steel import/export	4.6	4.7	5.6	7.1	5.1

Total	4.5	4.5	4.7	4.1	4.3

Inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.

Russel Metals' service center inventory turns can be compared with the service center industry turns estimated to be 4.1 for the three months ended August 31, 2004 as derived from the monthly Metals Activity Report published for the United States by the Metals Service Center Institute.  It is management's goal to achieve service center inventory turns at higher levels than the industry.

The other major components of working capital are accounts receivable and accounts payable.  Accounts receivable have increased $55.4 million related to increased revenues in the third quarter of 2004.  Accounts payable increased $55.9 million related to higher inventory purchases, which represents a source of funds during the third quarter of 2004.

The Company utilized cash of $6.3 million on capital expenditures and $7.5 million on common share dividends during the third quarter of 2004.  During the third quarter of 2003, the Company utilized cash of $9.6 million on capital expenditures and $3.5 million on common and preferred share dividends.

Debt and Credit Facilities

During the first quarter of 2004, the Company completed a public offer of common shares for net proceeds of $49.3 million and issued US$175 million 6.375% Senior Notes due in 2014.  The net proceeds have been used to redeem US$115.6 of the 10% Senior Notes, the $30 million 8% debentures, the Company's outstanding preferred shares of $30 million and to pay down the bank facility.  As a result of the debt redemptions, the Company has no principal payments due until March 2014.

The Company manages its cash position based on bank borrowings net of cash.  The bank credit facilities table provides the split between loans and cash on deposit.

Bank Credit Facilities
	Russel	U.S.
	Metals	Subsidiary
($ millions)	Facility	Facility	Total

Bank loans	$ 9.8	$ 15.9	$ 25.7
Outstanding cheques (on deposit)	9.0	(2.7)	6.3

Net borrowings (cash)	18.8	13.2	32.0
Letters of credit	73.0	23.6	96.6

	$ 91.8	$ 36.8	$ 128.6

Facility availability	$ 253.8	$ 56.9	$ 310.7

Russel Metals has a bank credit facility with a syndicate of Canadian and U.S. banks.  The $253.8 million credit facility expires on June 19, 2005.  The Company is currently finalizing with a syndicate of banks the renewal of this facility for a term of three years.  The renewal to be completed during the fourth quarter will reduce the facility to $200 million to reduce standby fees on unused availability.  Russel Metals is entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million.  At September 30, 2004, Russel Metals was entitled to borrow $253.8 million, including letters of credit under this facility. At September 30, 2004, Russel Metals had borrowings of $9.8 million and had $73.0 million in letters of credit under this facility.  At September 30, 2003, Russel Metals had $135.3 million of borrowings and had $18.4 million in letters of credit under this facility.

In addition, certain U.S. subsidiaries of Russel Metals have their own one-year bank credit facility.  The maximum borrowing under this facility is US$45.0 million.  At September 30, 2004, these subsidiaries had borrowings of US$12.6 million and letters of credit of US$18.6 million.  At September 30, 2003, these subsidiaries had no borrowings and letters of credit of US$5.5 million.

Cash generated from operating activities before working capital changes has averaged approximately $45 million over the last three calendar years and is $154 million for the nine months ended September 30, 2004.  The Company will have bank facilities of approximately $257 million after it completes its current renewal, of which $129 million was utilized at September 30, 2004 primarily for trade letters of credit.  The cash generated from operating activities combined with the unutilised bank facilities is projected to be sufficient to fund interest obligations and fixed asset purchases with the balance available to fund working capital expansion.  During 2004, the rapid growth in sales required additional working capital funding of $165 million.  Increased profitability enabled the Company to finance the majority of this working capital growth.  Funds available from these sources provide the Company with the ability to fund the working capital necessary to support up to a $600 million increase in revenues, which management feels is sufficient for any foreseeable pick-up in the economy.

The Company has made several acquisitions over the last three years and believes it can continue to grow by acquisition.  Russel Metals believes it has the ability to fund these acquisitions through the utilization or expansion of the existing bank facilities and the issuance of new equity, if required.  The Company currently has very low financial leverage with a debt to equity ratio of 0.6.  Due to the high level and quality of accounts receivable and inventory the Company could also select to finance working capital growth and acquisitions through an asset-backed facility.

Contractual Obligations

As at September 30, 2004, the Company was contractually obligated to payments under its long-term debt agreements and operating lease obligations that come due during the following periods.  The long-term debt interest and lease obligations represent annual amounts to December 31, 2004.

	Long-Term	Cross	Long-Term
(in thousands of dollars)	Debt Maturities	Currency Swaps	Debt Interest	Lease Obligations	Total

2004	$ -	$ -	$ 17,028	$ 8,862	$ 25,890
2005	-	-	15,686	8,054	23,740
2006	-	-	15,686	5,991	21,677
2007	-	-	15,686	4,347	20,033
2008	-	-	15,686	3,425	19,111
2009 and beyond	221,183	5,410	80,997	6,705	314,295

Total	$ 221,183	$ 5,410	$ 160,769	$ 37,384	$ 424,746

The fixed, fixed cross currency swaps obligate us to purchase $100 million of US dollars at 1.3180. Based on the quarter end exchange rate, the Company would incur an obligation of $5.4 million in addition to the long-term debt obligation of $221.2 million. The long-term debt interest in the above table is net of the swap.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements other than the letters of credit referred to in the bank credit facilities table and operating lease obligations disclosed in the table above.

The Company has multiple defined benefit pension plans in Canada, as disclosed in Note 14 to the 2003 annual financial statements included in the annual report.  The Company expects to contribute approximately $2.3 million to these plans during 2004.

Share Capital

During the first quarter of 2004, the Company issued 5,750,000 common shares in a public offering in Canada. During the nine months ended September 30, 2004, the Company has issued 1,059,117 common shares upon the exercise of employee stock options.

As at October 22, 2004, the Company had 49,832,459 common shares outstanding.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry.  The use of distributors by both manufacturers and end users of steel continues to grow.  This is evidenced by the growth in the percentage of total steel shipments from steel producers to distributors.  As the distribution segment's share of steel industry shipments continues to grow, steel distributors such as Russel Metals can grow their business over the course of a cycle.

Russel Metals strives to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle.  In addition, its aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress.  In order to achieve this, management emphasizes profitability rather than revenue growth.  This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates higher more stable returns on net assets over the course of the cycle.  Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted.  Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top decile of the industry.

Growth from selective acquisitions is also a core management philosophy.  The Company focuses on investment opportunities in businesses that have strong market niches or provide mass to existing Russel Metals operations.

In both the energy tubular products and import/export segments, all of the business units have significant operations in the market niche that they service.  Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand-alone operations or complements to existing operations.

In the future, we believe that the length of the steel-based economic cycle will continue to shorten and a management structure and philosophy that allows the fastest reaction to the changes will be the most successful.  The Company will continue to invest in business systems to enable faster reaction times to changing business conditions.  In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Risks

The average cost of inventory is currently at levels in excess of the average selling price to customers for 2003.  The timing and extent of future price changes from the steel producers and their impact on the Company can not be predicted with any certainty due to the inherent cyclical nature of the steel industry.

Outlook

Our outlook remains unchanged since our last quarterly report.  We continue to be cognisant of the highly cyclical nature of our industry.  We have yet to see concrete evidence of a cyclical downturn in either pricing or demand.  That said, to quote from the second quarter report, "The market conditions continue to evolve and as such we are currently in uncharted waters so forecasting with any degree of certainty is difficult".  Again, it is unclear if we will be able to maintain the present levels of profitability but based on the current conditions, the fourth quarter should continue to produce excellent results when compared to the fourth quarter of previous years.

Dated October 22, 2004.